                                   FORM 11-K
                                   ---------


[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
       OF 1934

                  For the fiscal year ended December 31, 2000

                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

            For the transition period from __________ to __________

                       Commission File Number 0-17920

                                METASOLV, INC.
            (Exact name of registrant as specified in its charter)

               Delaware                                 75-2912166
        (State of Incorporation)                    (I.R.S. Employer
                                                   Identification No.)
                             5560 Tennyson Parkway
                              Plano, Texas 75024
                   (Address of principal executive offices)

Registrant's telephone number, including area code: (972) 403-8300

                                  SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MetaSolv, Inc., Employee Stock Purchase Plan
--------------------------------------------------
Date:   March 30, 2001
--------------------------------------------------
By:     /s/ Glenn A. Etherington
--------------------------------------------------
        Glenn A. Etherington
        Chief Financial Officer
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ITEM 8.   FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Independent Auditors' Report...........................................       2
Statements of Financial Condition as of December 31, 2000 and 1999.....       3
Statements of Operations and Changes in Participants' Equity for
 the year ended December 31, 2000 and the period from August 24, 1999
 (date of inception) through December 31, 1999.........................       4

                         INDEPENDENT AUDITORS' REPORT

MetaSolv, Inc. as Administrator
MetaSolv, Inc. Employee Stock Purchase Plan:

We have audited the accompanying statements of financial condition of the MetaSolv, Inc. Employee Stock Purchase Plan ("Plan") as of December 31, 2000 and 1999, and the related statements of operations and changes in participants' equity for the year ended December 31, 2000 and the period from August 24, 1999 (date of inception) through December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 2000 and 1999, and the results of its operations for the year ended December 31, 2000 and the period from August 24, 1999 (date of inception) through December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.

                                        /s/ KPMG LLP

Dallas, Texas
March 16, 2001

                                MetaSolv, Inc.
                             --------------------

                         Employee Stock Purchase Plan
                       Statements of Financial Condition
                          December 31, 2000 and 1999


                                                                        2000                        1999
                                                                       --------                    --------
ASSETS
 Employer account receivable                                           $471,712                    $423,861
                                                                       ========                    ========
LIABILITIES AND PARTICIPANTS' EQUITY
 Liabilities                                                           $   ----                    $   ----
 Participants' equity                                                   471,712                     423,861
                                                                       --------                    --------
   Total liabilities and participants' equity                          $471,712                    $423,861
                                                                       ========                    ========

                See accompanying notes to financial statements.

                                MetaSolv, Inc.
                             --------------------

                         Employee Stock Purchase Plan
                    Statements of Operations and Changes in
                             Participants' Equity

                         Year ended December 31, 2000
     and the period from August 24, 1999 (inception) to December 31, 1999


                                                                       2000                        1999
                                                                    ----------                    --------

Participant contributions.........................                  $4,110,761                    $425,118
Employer contributions............................                   2,640,944                        ----
                                                                    ----------                    --------
   Total additions................................                   6,751,705                     425,118
                                                                    ----------                    --------
Stock purchases...................................                   6,479,495                        ----
Participant withdrawals...........................                     224,359                       1,257
                                                                    ----------                    --------
   Total deductions...............................                   6,703,854                       1,257
                                                                    ----------                    --------
   Net additions..................................                      47,851                     423,861
Participants' equity, beginning of period                              423,861                        ----
                                                                    ----------                    --------
Participants' equity, end of period                                 $  471,712                    $423,861
                                                                    ==========                    ========

                See accompanying notes to financial statements.

                                MetaSolv, Inc.
                             --------------------

                         Employee Stock Purchase Plan

                         Notes to Financial Statements

                         Year Ended December 31, 2000


1.   DESCRIPTION OF THE PLAN:

     The following description of the MetaSolv, Inc. ("Company") Employee Stock Purchase Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete statement of the Plan's provisions.

     a.   General Description

     The Plan is an employee stock purchase plan that allows participants to purchase shares of MetaSolv, Inc. common stock ("Stock") through payroll deductions. The Plan has two six-month contribution periods beginning in May and November. Participant contributions are accumulated during each of those periods. At the end of each period ("Contribution Period"), the participants' accumulated contributions are used to purchase shares of Stock.

     The Plan was approved by the Company's stockholders on August 24, 1999. The Stock issuable under the Plan shall be authorized but unissued common stock, treasury shares or shares purchased on the open market. At December 31, 2000 participants of the Plan had purchased 237,349 shares of Stock since the Plan's inception.

     The Plan at its adoption authorized the issuance of up to 600,000 shares of Stock. The number of shares issuable under the plan increases by 1% of the Company's outstanding common stock as of January 1 of each of the first five calendar years following the establishment of the Plan. At December 31, 2000, there were 707,454 additional shares available to be issued under the Plan. As of January 1, 2001, the number of shares available under the Plan increased to 1,304,107.

     The Plan is neither qualified under Section 401 (a) of the Internal Revenue Code of 1986, as amended, nor subject to any of the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     b.   Eligibility

     All employees of the Company and affiliates who work more than twenty hours per week are eligible to participate in the plan on the first to occur of (i) the offering date coincident with or next following the employee's first day of employment, or (ii) if the Company so determines, on a uniformly applied basis, the first day of any calendar month coincident with or next following the employee's first day of employment. However, no employee shall be entitled to participate in the Plan if, immediately after the purchase of Stock under the Plan, the employee would own stock aggregating to five percent or more of the total combined voting power or value of all classes of stock of the Company or an affiliate.

     c.   Stock Purchases

     The amount of each participant's accumulated contributions as of the last trading day of each Contribution Period is applied towards the purchase of the maximum number of whole shares of stock possible, determined by dividing the participant's accumulated contributions by the per share purchase price applicable for that Contribution Period. The maximum dollar value of shares that may be acquired by any single employee during one calendar year is $25,000, measured using the lower of (1) the closing price of a share of common stock on the offering date (generally the last trading date on or after May 15th and November 15th), or (2) the closing price of a share of common stock on the purchase date (generally the last trading date on or before May 15th and November 15th). Participants' purchase price is 85% of the designated market price. However, the purchase price for those participants who enrolled in the initial contribution period is the lower of 85% of $19.00 or 85% of the closing price of a share of stock on the purchase date for Contribution Periods beginning during the first two years of the Plan's operation. Purchased shares of stock are transferred to a brokerage account in the name of the participant at a securities brokerage firm approved by a committee appointed by the Board of Directors of the Company.

     d.   Participant Contributions

     Participants may elect to have 1% to 15% of their "Base Salary" (as defined in the Plan) deducted on an after-tax basis for the purchase of Stock. Participants may decrease their deduction percentages at any time during a Contribution Period but can increase their deduction percentages only at the beginning of a Contribution Period. No interest accrues or is paid on participants' accumulated contributions. Once made, the Company may use the accumulated contributions for any corporate purpose, and the Company has no obligation to segregate participant's contributions from any other funds of the Company.

     e.   Employer Contributions

     The discount from market value granted to Plan participants on the purchase of shares of Stock at the end of each Contribution Period represents the Company's non-cash contribution to the Plan. These non-cash contributions amounted to $2,640,944 for the period January 1, 2000 through December 31, 2000 and $0 for the period from August 24, 1999 through December 31, 1999.

     f.   Participant Refunds

     Plan participants may withdraw from or reduce their participation in the Plan at any time prior to the last day of a Contribution Period by properly notifying the Company. If a participant withdraws from the Plan their accumulated contributions will be refunded without interest (unless required by law).

     Participants who terminate their employment relationship with the Company are not eligible to continue in the Plan. All contributions accumulated through the date of termination are refunded to the employee or, in the event of employee's death, to his or her estate.

     g.   Administrative Expenses

     The Company bears all costs in connection with the Plan including administrative fees and all fees associated with the issuance of Stock. Administrative expenses related to the Plan were immaterial for the period from inception through December 31, 2000.

     h.   Plan Termination

     The Plan may be terminated at any time by the Company's Board of Directors but such termination shall not become effective until the end of of the Contribution Period then in effect. If at any time shares of Stock reserved for the purpose of the Plan remain available for purchase but not in sufficient number to satisfy all then unfilled purchase requirements, the available shares shall be apportioned among participants in proportion to the amount of payroll deductions accumulated on behalf of each participant that would otherwise be used to purchase Stock, and the Plan shall terminate. Upon such termination or any other termination of the Plan, all accumulated contributions not used to purchase stock will be refunded, without interest (unless required by law).

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     a.   Basis of Presentation

     The accompanying financial statements have been prepared on the accrual basis of accounting and present the Plan's assets and liabilities using fair values, which approximate their carrying value.

     b.   Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

     c.   Participant's Equity

     Participant's equity represents the interests of participants in the assets of the Plan.

3.   INCOME TAX STATUS:

     The plan fulfills the requirements of an "employee stock purchase plan" as defined in Section 423 of the Internal Revenue Code. As such, the Plan is not required to file income tax returns or pay income taxes. Under Section 423, a participating employee will not recognize taxable income, and the Company will not be entitled to a tax deduction for federal income tax purposes when an employee enrolls in the Plan or when a participant purchases shares of Stock under the Plan.

                         INDEPENDENT AUDITORS' CONSENT


MetaSolv, Inc., as Administrator
MetaSolv, Inc. Employee Stock Purchase Plan:

We consent to incorporation by reference in the registration statement (No. 333-91435) on Form S-8 of MetaSolv, Inc. of our report dated March 16, 2001 relating to the statements of financial condition of the MetaSolv, Inc. Employee Stock Purchase Plan as of December 31, 2000, and 1999, and the related statements of operations and changes in participants' equity for the year ended December 31, 2000 and the period from August 24, 1999 (date of inception) through December 31, 1999, which report appears in the December 31, 2000, annual report on Form 11-K of MetaSolv, Inc. Employee Stock Purchase Plan.

                                        /s/KPMG LLP


Dallas, Texas
March 28, 2001